      As filed with the Securities and Exchange Commission on June 26, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ______ to ______

Commission file number:  1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         GENERAL GROWTH PROPERTIES, INC.
                             110 NORTH WACKER DRIVE
                             CHICAGO, ILLINOIS 60606
                                 (312) 960-5000

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT

(a)  Financial Statements

       INDEPENDENT AUDITORS' REPORT                                            1

       FINANCIAL STATEMENTS:

           Statements of net assets available for benefits as of
            December 31, 2001 and 2000                                         2

           Statement of changes in net assets available for benefits
            for the year ended December 31, 2001                               3

           Notes to financial statements                                     4-7

       SUPPLEMENTAL SCHEDULES:

           Schedule of assets (held at end of year) as of                   8-10
            December 31, 2001

           Schedule of assets both acquired and disposed                   11-12
            within the plan year ended December 31, 2001

(b)  Exhibit
       23.1 Consent of Deloitte & Touche LLP                                  15










NOTE: SUPPLEMENTAL SCHEDULES REQUIRED BY THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 NOT INCLUDED HEREIN ARE NOT APPLICABLE TO THE GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN.

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of
General Growth Management Savings and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2001 and (2) assets both acquired and disposed within the plan year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Chicago, Illinois
June 7, 2002

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLANSTATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000



                                                     2001               2000
                                                     ----               ----
ASSETS:

 Participant-directed investments-at fair value:  $73,484,275        $77,489,402
 Receivables:
     Employer contributions                           811,981          1,122,124
     Participant contributions                        184,436            165,415
                                                  -----------        -----------
     Total Receivables                                996,417          1,287,539
                                                  -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $74,480,692        $78,776,941
                                                  ===========        ===========





The accompanying notes are an integral part of these financial statements

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001




ADDITIONS:
    Interest and dividend income                                   $  1,981,604

    Contributions:
      Participants                                                    5,695,882
      Employer                                                        4,033,810
      Rollover deposits                                               1,011,621
                                                                   ------------
         Total contributions                                         10,741,313
      Plan transfers                                                    587,599
                                                                   ------------
         Total additions                                             13,310,516

DEDUCTIONS:
    Benefit payments                                                 13,238,559
    Net depreciation in fair value of investments                     4,338,055
    Administrative expenses                                              30,151
                                                                   ------------
         Total deductions                                            17,606,765
                                                                   ------------
         NET DECREASE IN PLAN ASSETS                                 (4,296,249)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                78,776,941
                                                                   ------------
    End of year                                                    $ 74,480,692
                                                                   ============



The accompanying notes are an integral part of these financial statements

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000


NOTE 1.  DESCRIPTION OF PLAN AND SIGNIFICANT PLAN PROVISIONS

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: For purposes of federal law, General Growth Management, Inc. (the "Company") is the Plan Sponsor and Plan Administrator. CG Trust Company (the "Trustee") is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide additional security for their retirement. The Plan is a defined contribution plan covering all full-time (as defined) employees of the Company and other participating employers (GGP Limited Partnership, GGP Management, Inc., General Growth Management of California, Inc., General Growth Management of Hawaii, Inc., and GG Management Company, Inc., collectively, the "Employers") who have completed one month of service and attained age twenty-one. Certain individuals at locations managed by the Company and participating Employers are either (i) employees of companies not owned or controlled by the Company and/or the participating Employers or (ii) are covered by other qualified plans and therefore are not eligible for this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 15% of gross earnings, as defined. The Internal Revenue Code imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2001, a participant's before-tax contribution was limited to $10,500. The Company will match 100% of the first 4% of earnings contributed for each calendar year, and 50% of the next 2% of the participant's earnings contributions.

PARTICIPANT ACCOUNTS: Separate accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan currently offers nine mutual funds, the stock of the Company's parent, General Growth Properties, Inc., ("GGPI"), a publicly traded real estate investment trust, a benefit-responsive investment contract and a self-directed account program ("CIGNA direct") offering direct investment in mutual funds and other investment securities as investment options for participants. Each participant designates which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested.

PARTICIPANT LOANS: Participants may borrow against their account, subject to those administrative rules that exist from time to time. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed 50 percent of the participant's total vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a home purchase loan, in which case the term may go up to 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000


VESTING: Participants are fully vested at all times in all accounts other than the accounts arising from the matching contributions contributed by the Employers prior to January 1, 1998 and the earnings or losses thereon. The Employers' matching accounts contributed prior to January 1, 1998 will vest over a six-year period. Forfeitures are used first for reinstatements of accounts of re-employed participants. Any remaining forfeiture amounts are applied as credits against future employer matching contributions.

TERMINATION: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all participants will become fully vested and be entitled to a distribution.

DISTRIBUTIONS: Upon retirement on or after attaining the Plan's normal retirement age of 60, or upon death or disability, if earlier, or termination of employment in the case of vested benefits, the balances in the participant's separate accounts may be paid in lump sum to the participant, or the participant's beneficiary in the event of death. A participant may withdraw contributions by claiming hardship as defined by the Plan. All distributions will be made in cash, unless the participant elects to receive common stock of GGPI.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING: The financial statements have been prepared using the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND PARTICIPANT LOANS: Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net unit value of shares held by the Plan at year-end. Participant loans and the benefit-responsive investment contract are stated at cost and contract value, respectively, which approximates fair value.

INVESTMENT TRANSACTIONS: Investment income in each fund is recorded and allocated daily among the participants' balances in each fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

PAYMENT OF BENEFITS: Benefit payments to participants are recorded upon distribution.

RECLASSIFICATIONS: Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform with the current year presentation.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000



NOTE 3.  INVESTMENTS

The following presents investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000:

DESCRIPTION OF INVESTMENT                              2001             2000
                                                   -----------       -----------

Charter Guaranteed Income Fund                     $ 6,150,600       $ 4,774,415
Charter Large Company Stock-Growth Fund              4,134,007         4,729,431
Charter Small Company Stock-Value I Fund            12,603,649         9,107,867
INVESCO Dynamics Account                            11,099,280        16,961,059
Janus Worldwide Account                              4,274,706         5,440,758
General Growth Properties, Inc.
  Common Stock                                      22,466,506        26,495,973

During 2001, the Plan's investments (net gains and losses on investments bought and sold as well as held during the year) declined in value by $4,338,055 as follows:

Mutual funds, investment in collective trusts,
  registered investment companies, net                              $(6,123,532)
Common stock, net                                                     1,785,477
                                                                    ------------
                                                                    $(4,338,055)
                                                                    ============

The Plan has a benefit-responsive investment contract with CIGNA's Connecticut General Life Insurance Company ("Connecticut General"). Connecticut General maintains the contributions in the Charter Guaranteed Income Fund account (the "Account"). The Account is credited with earnings on the underlying investments and charged for losses, participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Connecticut General. Contract value represents contributions made under the contract, plus earnings, less losses, participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.95 percent and 4.85 percent for 2001 and 2000, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 4.  INCOME TAX STATUS

The Plan received its latest determination letter on October 14, 1999, applicable for Plan amendments adopted on June 12, 1998, in which the Internal Revenue Service (the "IRS") stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000



NOTE 5.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, investments in collective trusts, interest in registered investment companies and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6.  RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Plan Sponsor's Parent, General Growth Properties, Inc.

Certain Plan investments are shares of mutual funds managed by CIGNA Corporation subsidiaries. CG Trust Company is the trustee as defined by the Plan and a wholly-owned subsidiary of CIGNA Corporation, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Cigna Corporation subsidiaries for the investment management services amounted to $10,080 for the year ended December 31, 2001.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2001

                                                                                                           FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                                 VALUE
------------------------------------------------------------------------------------------------------------------------------------

Mutual Funds:

Connecticut General Life Insurance          Charter Guaranteed Income Fund                             $  6,150,600

Connecticut General Life Insurance          Times Square Bond Fund                                        2,888,130

Connecticut General Life Insurance          CIGNA Lifetime 20 Fund *                                        431,752

Connecticut General Life Insurance          CIGNA Lifetime 30 Fund *                                        472,506

Connecticut General Life Insurance          CIGNA Lifetime 40 Fund *                                      2,351,859

Connecticut General Life Insurance          CIGNA Lifetime 50 Fund *                                      1,321,723

Connecticut General Life Insurance          CIGNA Lifetime 60 Fund *                                        397,651

Connecticut General Life Insurance          Charter Large Company Stock-Index Fund                          271,041

Connecticut General Life Insurance          Charter Large Company Stock-Growth Fund                       4,134,007

Connecticut General Life Insurance          Charter Large Company Stock-Value I Fund                      1,350,240

Connecticut General Life Insurance          Charter Small Company Stock-Value I Fund                     12,603,649

Connecticut General Life Insurance          INVESCO Dynamics Account                                     11,099,280

Connecticut General Life Insurance          Janus Worldwide Account                                       4,274,706

Connecticut General Life Insurance          Wellington Management Mid Cap Value                             195,090

National Financial Services                 General Growth Properties, Inc. - Common Stock               22,466,506

CIGNA direct:

Fiserve Securities Inc.                     Interest Bearing Money Market Account                           210,721

Advanced Digital Information                Corporate Stock - Common                                            802

Advanced Micro Devices Inc.                 Corporate Stock - Common                                            793

AOL Time Warner Inc.                        Corporate Stock - Common                                         27,285

Applied Materials Incorporated              Corporate Stock - Common                                         34,085

Applied Micro Circuits Corporation          Corporate Stock - Common                                            566

Apollo Group                                Corporate Stock - Common                                         45,010

Ariba Inc.                                  Corporate Stock - Common                                            616

Atmel Corporation                           Corporate Stock - Common                                         13,266

Bed Bath & Beyond Inc.                      Corporate Stock - Common                                         50,850

Best Buy Co. Inc.                           Corporate Stock - Common                                          3,724

Cardinal Health Inc.                        Corporate Stock - Common                                         32,330

Centra Software Inc.                        Corporate Stock - Common                                          2,000

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2001

                                                                                                           FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                                 VALUE
------------------------------------------------------------------------------------------------------------------------------------

Chico's FAS Inc.                            Corporate Stock - Common                                         31,760

Cisco System Inc.                           Corporate Stock - Common                                          7,969

CitiGroup Inc.                              Corporate Stock - Common                                         10,096

Costco Wholesale Corporation                Corporate Stock - Common                                         13,314

CREE Inc.                                   Corporate Stock - Common                                          1,473

EMC Corporation                             Corporate Stock - Common                                            672

Flextronics International Ltd.              Corporate Stock - Common                                          1,200

Gasco Energy Inc.                           Corporate Stock - Common                                            875

General Electric Company                    Corporate Stock - Common                                          2,004

Home Depot Inc.                             Corporate Stock - Common                                          2,550

Hot Topic Inc.                              Corporate Stock - Common                                          1,570

Inhale Therapeutic Systems                  Corporate Stock - Common                                            927

Intel Corporation                           Corporate Stock - Common                                          9,435

Intelli Check Inc.                          Corporate Stock - Common                                         13,643

International Automated Systems             Corporate Stock - Common                                            870

JDS Uniphase Corporation                    Corporate Stock - Common                                            434

Kohl's Corporation                          Corporate Stock - Common                                          3,522

Medtronic Incorporated                      Corporate Stock - Common                                          2,561

Mercury Computer Systems Inc.               Corporate Stock - Common                                          1,956

Motorola Incorporated                       Corporate Stock - Common                                            751

Network Appliance Inc.                      Corporate Stock - Common                                          1,094

Nortel Networks Corp                        Corporate Stock - Common                                            284

Oracle Corporation                          Corporate Stock - Common                                          7,319

Philip Morris Companies, Inc.               Corporate Stock - Common                                         36,680

Portal Software Inc.                        Corporate Stock - Common                                            104

QLogic Corporation                          Corporate Stock - Common                                          2,225

Redback Networks Inc.                       Corporate Stock - Common                                            197

Riverstone Networks Inc.                    Corporate Stock - Common                                            830

Salton Inc.                                 Corporate Stock - Common                                            944

Sanmina SCI Corporation                     Corporate Stock - Common                                            995

SAP A. G. Sponsored ADR 5 PAR               Corporate Stock - Common                                          1,597

Shaw Group                                  Corporate Stock - Common                                         23,500

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2001

                                                                                                           FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                                 VALUE
------------------------------------------------------------------------------------------------------------------------------------

Shopko Stores                               Corporate Stock - Common                                            475

Sidware Systems Inc.                        Corporate Stock - Common                                            296

Sun Microsystems Inc.                       Corporate Stock - Common                                          1,230

Take Two Interactive Software               Corporate Stock - Common                                          1,617

Taro Pharmaceutical Inds. Ltd.              Corporate Stock - Common                                         47,940

Transwitch Corporation                      Corporate Stock - Common                                            225

Triquint Semiconductor Inc.                 Corporate Stock - Common                                          2,231

Tyco International Ltd.                     Corporate Stock - Common                                          2,945

Vitesse Semiconductor Inc                   Corporate Stock - Common                                            621

Heartland Value Plus Fund                   Value of Interest in Registered Investment                       10,545

Oakmark Fund                                Value of Interest in Registered Investment                       10,270

Royce Micro-Cap Fund                        Value of Interest in Registered Investment                       45,067

T. Rowe Price Mid-Cap Value                 Value of Interest in Registered Investment                       10,279

Vanguard GNMA Portfolio                     Value of Interest in Registered Investment                      345,982
                                                                                                         ----------
                     Subtotal                                                                            71,493,862

Outstanding Participant loans               Participant loans, 5.75% to 10.5%, maturing between

                                            2002 and 2020                                                 1,990,413
                                                                                                         ----------
                                                                                                       $ 73,484,275
                                                                                                         ==========


Note:    Cost information is not required for participant-directed investments.


*        Sponsored by a party-in-interest

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN



SCHEDULE OF ASSETS BOTH ACQUIRED
AND DISPOSED WITHIN THE PLAN YEAR
ENDED DECEMBER 31, 2001

                                                                                                        PROCEEDS OF
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                              DISPOSITIONS
------------------------------------------------------------------------------------------------------------------------------------

Acacia Research Corporation                       Corporate Stock - Common                                    2,964

Argosy Gaming Corporation                         Corporate Stock - Common                                    5,169

Ascential Software Corporation                    Corporate Stock - Common                                    5,039

Aspen Technology Inc.                             Corporate Stock - Common                                    4,155

Atrix Labs Inc.                                   Corporate Stock - Common                                    5,087

Barr Labs Inc.                                    Corporate Stock - Common                                   51,156

Berger Small Company Growth                       Value of Interest in Registered Investment                  8,097

Biogen Inc.                                       Corporate Stock - Common                                   33,538

Boeing Company                                    Corporate Stock - Common                                   27,929

Boston Scientific Corporation                     Corporate Stock - Common                                    7,001

Broadcom Corporation CL A                         Corporate Stock - Common                                   16,997

Caremark Rx Inc.                                  Corporate Stock - Common                                      248

Clear Channel Communications                      Corporate Stock - Common                                   12,745

Clorox Company                                    Corporate Stock - Common                                    7,129

Coca Cola Company                                 Corporate Stock - Common                                   26,837

Copart Inc.                                       Corporate Stock - Common                                   23,825

Cytoclonal Pharmaceutics Inc.                     Corporate Stock - Common                                    3,689

Dell Computer Inc.                                Corporate Stock - Common                                   11,462

Dow Jones & Company                               Corporate Stock - Common                                   11,231

Duke Energy Corporation                           Corporate Stock - Common                                    3,844

Emmis Communications Corporation                  Corporate Stock - Common                                    5,829

Enterprise Prods Partners L.P.                    Corporate Stock - Common                                   18,408

F5 Networks Inc.                                  Corporate Stock - Common                                    3,175

Fidelity Select Brokerage                         Value of Interest in Registered Investment                 43,300

General Mills Incorporated                        Corporate Stock - Common                                    8,643

General Motors Corporation                        Corporate Stock - Common                                   12,557

Geron Corporation                                 Corporate Stock - Common                                    5,129

Homestake Mining Company                          Corporate Stock - Common                                    1,434

12 Technologies Inc.                              Corporate Stock - Common                                    5,169

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


SCHEDULE OF ASSETS BOTH ACQUIRED
AND DISPOSED WITHIN THE PLAN YEAR
ENDED DECEMBER 31, 2001

                                                                                                        PROCEEDS OF
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                              DISPOSITIONS
------------------------------------------------------------------------------------------------------------------------------------

Informix Inc.                                     Corporate Stock - Common                                        0

Innodata Corporation Com New                      Corporate Stock - Common                                    9,034

Intuit Inc.                                       Corporate Stock - Common                                    6,773

Invesco Equity Income Fund                        Value of Interest in Registered Investment                  9,037

J.P. Morgan U.S. Small Company                    Value of Interest in Registered Investment                  8,257

Level 3 Communications Inc.                       Corporate Stock - Common                                    1,825

McLeodUSA Inc CL A                                Corporate Stock - Common                                    2,951

Mellon Financial Corp.                            Corporate Stock - Common                                   18,289

Merck & Company Incorporated                      Corporate Stock - Common                                   26,513

Neuberger & Berman Focus Fund                     Value of Interest in Registered Investment                 12,610

Newmont Mining Corporation                        Corporate Stock - Common                                    4,041

Nokia Corp. Sponsored ADR                         Corporate Stock - Common                                    5,919

Norfolk Southern Corporation                      Corporate Stock - Common                                    3,911

North American Scientific Inc.                    Corporate Stock - Common                                    4,391

Palm Inc.                                         Corporate Stock - Common                                    1,333

PepsiCo Inc                                       Corporate Stock - Common                                    9,269

Pharmaceutical Product                            Corporate Stock - Common                                   26,729

Placer Dome Inc.                                  Corporate Stock - Common                                    2,287

Rational Software Corporation                     Corporate Stock - Common                                    4,475

SAFECO Growth Opportunities                       Value of Interest in Registered Investment                  5,031

Sawtek Inc.                                       Corporate Stock - Common                                        0

Southern Company                                  Corporate Stock - Common                                    2,371

Suncor Energy Inc.                                Corporate Stock - Common                                    2,984

T Rowe Price Small-Cap Value                      Value of Interest in Registered Investment                 59,678

TALX Corporation                                  Corporate Stock - Common                                   10,894

Ultimate Electrs Inc                              Corporate Stock - Common                                    3,713

Yahoo Inc.                                        Corporate Stock - Common                                    3,763

                                                  Other                                                       6,401
                                                                                                        -----------
                                                                                                        $   624,265
                                                                                                        ===========

                                       12

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of June, 2002.


                                         GENERAL GROWTH MANAGEMENT SAVINGS
                                         AND EMPLOYEE STOCK OWNERSHIP PLAN



                                         By:  General Growth Management, Inc.,
                                              as Administrator

                                         By: /s/ ROBERT A. MICHAELS
                                         ------------------------------
                                         Robert A. Michaels
                                         Its:  President

                                  EXHIBIT INDEX


EXHIBIT
   NO.            DESCRIPTION
-------           -----------
 23.1             Consent of Deloitte & Touche LLP






























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